SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                     CHRISKEN PARTNERS CASH INCOME FUND L.P.
                            (Name of Subject Company)

       MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; MP INCOME FUND 16, LLC;
              ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.;
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.;
    ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; MORAGA-DEWAAY FUND, LLC;
                   MP FALCON FUND, LLC; MORAGA GOLD, LLC; and
                PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3,
                                      L.P.

                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
1640 School Street                          One Post Street, Suite 575
Moraga, California  94556                   San Francisco, California  94104
(925) 631-9100                              (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                   Transaction               Amount of
                   Valuation*                Filing Fee

                   $1,579,470                $315.89

* For purposes of calculating the filing fee only. Assumes the purchase of 5,542 Units at a purchase price equal to $285 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

[ ]          Check  the  box  if  the  filing  relates  solely   to  preliminary
             communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]          third party tender offer subject to Rule 14d-1.
[ ]          issuer tender offer subject to Rule 13e-4.
[ ]          going private transaction subject to Rule 13e-3
[ ]          amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

             This Tender Offer Statement on Schedule TO relates to the offer by MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; MP INCOME FUND 16, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; MORAGA-DEWAAY FUND, LLC; MP FALCON FUND, LLC; MORAGA GOLD, LLC; and PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME 3, L.P. (collectively the "Purchasers") to purchase up to 5,542 units of limited partnership interest (the "Units") in CHRISKEN PARTNERS CASH INCOME FUND L.P., a Delaware limited partnership (the "Issuer"), the subject company. The Purchasers are offering to purchase the Units at a purchase price equal to $285 per Unit, less the amount of any distributions declared or made with respect to the Units between March 31, 2000 and May 5, 2000, or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 36,948 Units issued and outstanding as of September 30, 1999 according to its quarterly report on Form 10-Q for the quarter then ended, held by approximately 1,701 Unitholders as of December 31, 1998, according to its annual report on Form 10-K for the year then ended, which is the most recent information available to the Purchasers concerning the outstanding Units. The address of the Issuer's principal executive offices is 345 North Canal Street, Chicago, Illinois 60606.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 12.          Exhibits.
                  --------

         (a)(1)   Offer to Purchase dated March 31, 2000

         (a)(2)   Letter of Transmittal

         (a)(3)   Form of Letter to Unitholders dated March 31, 2000

         (a)(4)   Advertisement

         (b)-(h)  Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 31, 2000

MP VALUE FUND 4, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MORAGA FUND 1, L.P.
By Moraga Partners, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


MP INCOME FUND 16, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MORAGA-DEWAAY FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President


MP FALCON FUND, LLC
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MORAGA GOLD, LLC
By Moraga Partners, Inc., Member

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC.
By MacKenzie Patterson, Inc., Manager

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND 3, LP
By MacKenzie Patterson, Inc., General Partner

         By:      /s/ C. E. Patterson
                  -------------------
                  C.E. Patterson,  President

                                  EXHIBIT INDEX


Exhibit           Description                                               Page

(a)(1)   Offer to Purchase dated March 31, 2000

(a)(2)   Letter of Transmittal

(a)(3)   Form of Letter to Unitholders dated March 31, 2000

(a)(4)   Advertisement